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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                 Amendment #1

    Name of Issuer:  National Convenience Stores Incorporated
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    Title of Class of Securities:  Common Stock
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    CUSIP Number:  635570500
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    No fee is being paid with this amendment.

    (1)  Name of Reporting Person:  UNUM Corporation
         I.R.S. Identification Number of Above Person:  01-0405657

    (2)  Member of a Group:  (a)  Not Applicable
                             (b) Filing being made on behalf of Reporting Person and subsidiary, pursuant to Rule 13d-1(f)(1)

    (3)  SEC Use Only

    (4)  Place of Organization:  Delaware

    Number of Shares Beneficially Owned by Reporting Person with

    (5)  Sole Voting Power:  None (See Exhibit A)

    (6)  Shared Voting Power:  None (See Exhibit A)

    (7)  Sole Dispositive Power:  None (See Exhibit A)

    (8)  Shared Dispositive Power:  None (See Exhibit A)

    (9) Aggregate Amount Beneficially Owned by Reporting Person: None (See exhibit A)

    (10) Aggregate Amount in Row (9) Excludes Certain Shares:  Not
         Applicable

    (11) Percent of Class Represented by Amount in Row (9):  0%

    (12) Type of Reporting Person:  HC (See Exhibit A)


    Item 1.

         (a)  Name of Issuer:

              National Convenience Stores Incorporated

         (b)  Address of Issuer's Principal Executive Offices:

              100 Waugh Drive
              Houston, TX 77007-5827

    Item 2.

         (a)  Name of Person Filing:

              UNUM Corporation

         (b)  Address of Principal Business Office:

              2211 Congress Street
              Portland, ME 04122

         (c)  Citizenship:

              A Delaware corporation

         (d)  Title of Class of Securities:

              Common Stock

         (e)  CUSIP Number:

              635570500

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    Item 3.   This statement is filed pursuant to Rule 13d-1(b).  The
    person filing this statement is a parent holding company, in accordance with Section 240.13d-1(b)(ii)(G). (See Exhibit A)

    Item 4.   Ownership:

         (a)  Number of Shares Beneficially Owned:  None (See exhibit A)

         (b)  Percent of Class:  0%

         (c)  Number of shares as to which such person has

              Sole power to vote or
              to direct the vote            None (See Exhibit A)

              Shared power to vote or
              to direct the vote            None (See Exhibit A)

              Sole power to dispose or
              to direct disposition         None (See Exhibit A)

              Shared power to dispose
              or to direct disposition      None (See Exhibit A)

    Item 5.   Ownership of 5% or less of a class:

              See Exhibit A

    Item 6.   Ownership of More than 5% on Behalf of Another Person:

              Not Applicable

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

              See Exhibit A

    Item 8.   Identification and Classification of Members of the Group:

              Not Applicable

    Item 9.   Notice of Dissolution of Group:

              Not Applicable

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    Item 10.  Certification:

              By signing below, UNUM Corporation certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, UNUM Corporation certifies that the information set forth in this statement is true, complete and correct.

    Date:  February 11, 1994

                               UNUM Corporation

                          By /s/ Peter J. Moynihan

                                 Peter J. Moynihan
                                 Senior Vice President, Investments

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                                   EXHIBIT A

    Item 3.  Status of Person Filing; Classification/Type of Subsidiary

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

    The security being reported on by UNUM Corporation in its capacity as a parent holding company was acquired by its wholly-owned subsidiary, UNUM Life Insurance Company of America, an insurance corporation organized and existing under the laws of the State of Maine.

    This subsidiary's I.R.S. identification number is 01-0278678.

    The address of this subsidiary's principal executive office is the same as that of the parent holding company.

    This subsidiary is an insurance company as defined in Section 3(a)(19) of the Act, and its classification or type for purposes of Item 3 is "IC".

    As of the date of this Amendment, this subsidiary has disposed of all of the shares of the common stock of National Convenience Stores Incorporated which are the subject of this Schedule, in the ordinary course of business, through brokered transactions.

    To the best of its knowledge and belief and that of the parent holding company, these shares were acquired by this subsidiary in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

    The parent holding company filing this Schedule does not directly own any security of the subject class, and no other direct or indirect subsidiary of this parent holding company holds any security of the subject class.